# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bancroft Fund Ltd, CIK 0000009521
CUSIP: 059695106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Corporate Center, Rye, New York (NY), 10580
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 700; sole dispositive power 0; shared dispositive power 250,913; aggregate amount beneficially owned 250,913 (4.5% of the class)
- Ameriprise Financial Services, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 700; sole dispositive power 0; shared dispositive power 250,913; aggregate amount beneficially owned 250,913 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Bancroft Fund Ltd
Address of issuer's principal executive offices: One Corporate Center, Rye, NY 10580

## Item 2. Person Filing
Name of person filing:
(a) Ameriprise Financial, Inc. ("AFI")
(b) Ameriprise Financial Services, LLC ("AFS")
Address of principal business office or, if none, residence:
(a) 145 Ameriprise Financial Center, Minneapolis, MN 55474

(b) 5227 Ameriprise Financial Center, Minneapolis, MN 55474
Citizenship:
(a) Delaware
(b) Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.
AFI, as the parent company of AFS, may be deemed to beneficially own the shares reported herein by AFS. Accordingly, the shares reported herein by AFI include those shares separately reported herein by AFS.
Each of AFI and AFS disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AFI: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II Joint Filing Agreement

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (08/14/2026)
- Ameriprise Financial Services, LLC: /s/ Brett Flansburg, Brett Flansburg, Vice President Compliance (08/14/2026)
Comment: Contact Information
Charles Chiesa
VP Fund Treasurer Global Operations and Investor Services
Telephone: 617-385-9593